UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

FORM 8-A/A

(Amendment No. 1)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(B) OR (G) OF THE

SECURITIES EXCHANGE ACT OF 1934

________________

TEPPCO PARTNERS, L.P.

(Exact name of registrant as specified in its charter)

Delaware (State of incorporation or organization)	79-0291058 (I.R.S. Employer Identification No.)
1100 Louisiana Street, 16th Floor Houston, Texas (Address of principal executive offices)	77002 (Zip Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class so registered	Name of each exchange on which each class is registered
Units representing limited partner interests	The New York Stock Exchange

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.       [ X]

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.       [    ]

Securities Act registration statement file number to which this form relates (if applicable): Not Applicable.

Securities to be registered pursuant to Section 12(g) of the Act:

None.

This Amendment No. 1 amends and restates the Registration Statement on Form 8-A executed by the Registrant on December 4, 1989 relating to the Registrant’s units representing limited partner interests.

Item 1.	Description of Registrant’s Securities.

DESCRIPTION OF THE UNITS

Units

The units registered hereunder represent limited partner interests in TEPPCO Partners, L.P. (the “partnership,” “we” or “us”) and entitle holders thereof to the rights and privileges specified in the partnership’s Fourth Amended and Restated Agreement of Limited Partnership (which we refer to as our partnership agreement). A description of the units is set forth below. The following summary does not purport to be complete, and reference is made to the more detailed provisions of the partnership’s Certificate of Limited Partnership, as amended to date, and its partnership agreement, which are filed as exhibits to this Registration Statement on Form 8-A/A.

Transfer Agent and Registrar

Duties. Our partnership agreement provides that the transfer agent for the units shall be such bank, trust company or other person (including, without limitation, our general partner or one of its affiliates) as shall be appointed from time to time by us to act as registrar and transfer agent for the units. As of the date of this registration statement, Mellon Investor Services serves as registrar and transfer agent for the units. We pay all fees charged by the transfer agent for transfers of units except the following, which unitholders may be required to pay:

•	sums sufficient to cover any tax or other governmental charges to replace lost or stolen certificates or resulting from transfer of units;
•	special charges for services requested by a unitholder; and
•	other similar fees or charges.

There is no charge to unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal. The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment.

Transfer of Units

By transfer of units in accordance with our partnership agreement, each transferee of units shall be admitted as a limited partner with respect to the units transferred when our general partner consents, which consent may be given or withheld in our general partner’s sole discretion, and when such admission is reflected in our books and records. Each transferee must complete and deliver a transfer application to request admission as a substitute limited partner in which each transferee is deemed to have:

•	requested admission as a substitute limited partner;
•	agreed to comply with, and be bound by, and to have executed, our partnership agreement;
•	represented and warranted that such transferee has the capacity, power and authority to enter into our partnership agreement;

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•	made the powers of attorney set forth in our partnership agreement; and
•	gives the consents and made the waivers contained in our partnership agreement.

If consent to the admission of a transferee is withheld, such transferee shall be an assignee. An assignee shall have an interest in the partnership equivalent to that of a limited partner with respect to allocations and distributions, including, without limitation, liquidating distributions, of the partnership. With respect to voting rights attributable to units that are held by assignees, our general partner shall be deemed to be the limited partner with respect thereto and shall, in exercising the voting rights in respect of such units on any matter, vote such units at the written discretion of the assignee who is the record holder of such units. If no such written direction is received, such units will not be voted. An assignee shall have no other rights of a limited partner. Transfers of units for which no transfer application is executed will not be recognized by the partnership. Such transferees will not be treated as assignees and have only the right to seek admission as a substitute limited partner by executing a transfer application and subject to the other conditions of our partnership agreement.

Units are securities and are transferable according to the laws governing transfers of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to seek admission as a substituted limited partner in our partnership for the transferred units.

In the event of the enactment or publication of legislation or Treasury regulations or a ruling by the Internal Revenue Service or the courts that would result in our taxation for federal income tax purposes as a corporation or otherwise subject us to being taxed as an entity for federal income tax purposes, our general partner may impose restrictions on the transfer of partnership interests as may be required to prevent such taxation, provided that any amendments to our partnership agreement made to impose any such restrictions that would result in the delisting or suspension of trading of the partnership interests on any national securities exchange must be approved by the holders of a majority of such class of interests.

CASH DISTRIBUTION POLICY

Distributions of Available Cash

General. Within approximately 50 days after the end of each quarter, we will distribute our available cash to unitholders of record on the applicable record date.

Available Cash. Available cash is defined in our partnership agreement and generally means, for any quarter, the sum of:

•	all our cash receipts during that quarter from all sources, including distributions of cash received from subsidiaries; plus
•	any reduction in reserves established in prior quarters;
•	less the sum of:
•	all our cash disbursements during that quarter, including disbursements for debt service and capital expenditures;

•

any reserves established in that quarter in such amounts as our general partner determines to be necessary or appropriate in its reasonable discretion to provide for the proper conduct of our business; and

•

any other reserves established in that quarter in such amounts as our general partner determines in its reasonable discretion to be necessary because the distribution of such amounts would be prohibited by applicable law or by any of our debt instruments or other obligations.

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Cash from Operations and Cash from Interim Capital Transactions

General. All cash distributed to unitholders will be characterized as either “cash from operations” or “cash from interim capital transactions.” Our partnership agreement requires that we distribute available cash from operations differently than available cash from interim capital transactions.

Cash From Operations. Cash from operations generally consists of, on a cumulative basis:

•	$20 million; plus
•	all our cash receipts during the period since the commencement of our operations through that date, excluding any cash proceeds from any interim capital transactions, less the sum of:
•	all our cash operating expenditures during that period including, without limitation, taxes imposed on us;

•	all our cash debt service payments during that period other than:

•	payments or prepayments of principal and premium required by reason of loan agreements or by lenders in connection with sales or other dispositions of assets; and

•	payments or prepayments of principal and premium made in connection with refinancings or refundings of indebtedness;

•	all our cash capital expenditures during that period other than:

•

cash capital expenditures made to increase the throughput or deliverable capacity or terminaling capacity of our assets, taken as a whole, from the throughput or deliverable capacity or terminaling capacity existing immediately before those capital expenditures; and

•	cash expenditures made in payment of transaction expenses relating to interim capital transactions;

•	an amount equal to the incremental revenues collected pursuant to a rate increase that are subject to possible refund; and

•

any reserves that our general partner determines in its reasonable discretion to be necessary or appropriate to provide for the future cash operating expenditures, debt service payments and other cash capital expenditures described above or to provide funds for distributions with respect to any one or more of the next four calendar quarters.

Cash from Interim Capital Transactions. Cash from interim capital transactions consists of all cash distributed other than cash from operations. We will ordinarily generate cash from interim capital transactions from:

•	borrowings and sales of debt securities other than for working capital purposes and for items purchased on open account in the ordinary course of business;
•	sales of our equity securities; and
•

sales or other dispositions of our assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or as part of normal retirement or replacement of assets.

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Characterization of Cash Distributions. We will treat all available cash distributed as cash from operations until the sum of all available cash distributed since we began operations equals the cash from operations that we generated since we commenced operations through the end of the prior calendar quarter. We will treat any amount distributed in excess of cash from operations, regardless of its source, as cash from interim capital transactions, subject to the limitations described below under the caption “—Distributions of Available Cash From Interim Capital Transactions.” As reflected above, cash from operations includes $20.0 million. This amount does not reflect actual cash on hand that is available for distribution to our unitholders. Rather, it is a provision that enables us, if we choose, to distribute as cash from operations up to this amount of cash we receive in the future from non-operating sources, such as asset sales, issuances of securities, and borrowings, that would otherwise be distributed as cash from interim capital transactions. We do not anticipate that we will make any distributions of cash from interim capital transactions.

Distributions of Available Cash from Cash from Operations

We make distributions of available cash from cash from operations with respect to any quarter in the following manner:

•	first, 98% to all unitholders, pro rata, and 2% to our general partner, until each unitholder receives distributions of $0.275 per unit for that quarter (the “minimum quarterly distribution”);
•	second, 85% to all unitholders, pro rata, and 15% to our general partner, until each unitholder receives distributions of $0.325 per unit for that quarter (the “first target distribution”);
•	thereafter, 75% to all unitholders, pro rata, and 25% to our general partner.

Distributions of Available Cash from Interim Capital Transactions

Our partnership agreement requires that we make distributions of available cash from interim capital transactions, if any, in the following manner:

•

first, 98% to all unitholders, pro rata, and 2% to our general partner, until we distribute for each hypothetical unit that was issued in our initial public offering an amount of available cash from interim capital transactions equal to the initial public offering price of $10.00 (which gives effect to the two-for-one split of our units in 1998);

•	thereafter, we will make all distributions of available cash from interim capital transactions as if they were cash from operations.

Effect of a Distribution of Cash from Interim Capital Transactions. Our partnership agreement treats a distribution of cash from interim capital transactions as the repayment of the initial unit price from our initial public offering, which is a return of capital. The initial public offering price less any distributions of cash from interim capital transactions made in respect of a hypothetical unit that was issued in our initial public offering and distributions in connection with our liquidation is referred to as “unrecovered capital.” Each time a distribution of cash from interim capital transactions is made, the minimum quarterly distribution and first target distribution will be reduced in the same proportion as the corresponding reduction in unrecovered capital.

Once we distribute cash from interim capital transactions on a hypothetical unit issued in our initial public offering in an amount equal to the initial unit price, our partnership agreement specifies that the minimum quarterly distribution and the first target distribution will be reduced to zero. Our partnership agreement specifies that we then make all future distributions from cash from operations, with 75% being paid to the holders of units and 25% to our general partner.

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Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjusting the minimum quarterly distribution and first target distribution to reflect a distribution of cash from interim capital transactions, if we combine our units into fewer units or subdivide our units into a greater number of units, our partnership agreement specifies that the following items will be proportionately adjusted:

•	the minimum quarterly distribution;
•	the first target distribution; and
•	unrecovered capital.

For example, the two-for-one split of our units in 1998 resulted in reductions of the minimum quarterly distribution, first target distribution and unrecovered capital by 50% of their initial levels. Our partnership agreement provides that we not make any adjustment by reason of the issuance of additional units for cash or property.

In addition, if legislation is enacted or if existing law is modified or interpreted by a governmental taxing authority, so that we become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, our partnership agreement specifies that the minimum quarterly distribution and the first target distribution for each quarter may, in the discretion of our general partner, be reduced by multiplying each distribution level by a fraction:

•	the numerator of which is available cash for that quarter; and
•

the denominator of which is the sum of our general partner’s estimate of our aggregate liability for the quarter for such income taxes payable by reason of such legislation or interpretation (or any smaller amount determined in the discretion of our general partner) plus available cash for that quarter.

To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference may, in the discretion of our general partner, be accounted for in subsequent quarters.

Distributions of Cash Upon Liquidation

General. If we dissolve in accordance with our partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders and our general partner, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

Manner of Adjustments for Gain. The manner of the adjustment for gain is set forth in our partnership agreement. We will allocate any net gain to our partners in the following manner:

•	first, to our general partner and the holders of units who have negative balances in their capital accounts to the extent of and in proportion to those negative balances;
•	second, 98% to the unitholders, pro rata, and 2% to our general partner, until the capital account for each unit is equal to the unrecovered capital in respect of such unit;
•

third, 85% to all unitholders, pro rata, and 15% to our general partner, until the capital amount for each unit is equal to the sum of (A) the unrecovered capital in respect of such unit and (B) (1) the sum of the excess of the first target distribution per unit over the minimum quarterly distribution for each quarter of our existence less (2) the cumulative amount per unit of any distributions of available cash from operations in excess of the minimum quarterly distribution that we distributed

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85% to the unitholders, pro rata, and 15% to our general partner for each quarter of our existence; and

•	thereafter, 75% to all unitholders, pro rata, and 25% to our general partner.

Manner of Adjustments for Losses. We will generally allocate any loss to our general partner and the unitholders in the following manner:

•	first, to all partners in proportion to the positive balances in their capital accounts until the capital accounts of all partners have been reduced to zero; and
•	thereafter, 100% to our general partner.

Adjustments to Capital Accounts. Our partnership agreement requires that we make adjustments to capital accounts upon the issuance of additional units. In this regard, our partnership agreement specifies that we allocate any unrealized and, for tax purposes, unrecognized gain or loss resulting from the adjustments to the unitholders and our general partner in the same manner as we allocate gain or loss upon liquidation.

OUR PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our partnership agreement.

We summarize the following provisions of our partnership agreement elsewhere in this registration statement:

•	with regard to distributions of available cash, please read “Cash Distribution Policy”;
•	with regard to the transfer of units, please read “Description of the Units—Transfer of Units”; and
•	with regard to allocations of taxable income and taxable loss, please read “Material Tax Consequences.”

Organization and Duration

We are a Delaware limited partnership formed in March 1990 and shall continue in existence until close of partnership business on December 31, 2084 or earlier if terminated in accordance with our partnership agreement.

Purpose

Our purpose under our partnership agreement is limited to any business activities that lawfully may be conducted by a limited partnership organized under Delaware law.

Status as Limited Partner or Assignee; Power of Attorney

An assignee of a unit, after executing and delivering a transfer application and certification, but pending its admission as a substituted limited partner, is entitled to an interest equivalent to that of a limited partner for the right to share in allocations and distributions from us, including liquidating distributions. Our general partner will vote and exercise other powers attributable to units owned by an assignee that has not become a substitute limited partner at the written direction of the assignee. Transferees that do not execute and deliver a transfer application and certification will be treated neither as assignees nor as record holders of units, and will not receive cash distributions, federal income tax allocations or reports furnished to holders of units.

Each limited partner, and each person who acquires a unit from a unitholder and executes and delivers a transfer application, grants to our general partner and, if appointed, a liquidator, a power of attorney to, among other

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things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants the authority for some amendments of, and to make consents and waivers under, our partnership agreement.

Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described under “—Limited Liability” below.

Voting Rights

The following is a summary of the unitholder vote required for the matters specified below. A majority of the outstanding units is referred to as a “Unit Majority.”

Provision of Partnership Agreement Requiring Unitholder Approval	Minimum Vote Required Under Our Partnership Agreement

Issuance of additional units	No approval right

Amendment of our partnership agreement

Certain amendments may be made by the general partner without the approval of unitholders. Other amendments generally require the approval of a Unit Majority. Please read “—Amendment of our Partnership Agreement” for additional information.

Amendment to our partnership agreement that would have a material adverse effect on the holders of any class of outstanding units	66 2/3% of the outstanding units of such class. Please read “—Amendment of our Partnership Agreement” for additional information.

Approval of a merger or consolidation	Unit Majority. Please read “—Merger, Sale or Other Disposition of Assets” for additional information.

Transfer of our general partner’s partnership interest	Majority of the outstanding units, excluding units held by our General Partner and its affiliates. Please read “—Transfer of General Partner Interest” for additional information.

Removal of our general partner	66 2/3% of the outstanding units. Please read “—Withdrawal or Removal of our General Partner “for additional information.

Election of a successor general partner	Unit Majority. Please read “—Withdrawal or Removal of our General Partner” for additional information.

Continuation of the business following an event of withdrawal of our general partner	Unit Majority. Please read “—Withdrawal or Removal of our General Partner” for additional information.

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Approval of our general partner’s election to dissolve our partnership	66 2/3% of the outstanding units. Please read “—Termination and Dissolution” for additional information.

Selection and removal of a liquidator upon dissolution	Unit Majority. Please read “—Termination and Dissolution” for additional information.

Partnership may be converted into and reconstituted as a trust or any other type of legal entity	Unit Majority

Action by our general partner, or refusal to take any reasonable action, the effect of which, if taken or not taken, as the case may be, would be to cause us or any of the Operating Partnerships to be taxable as a corporation or otherwise taxed as an entity for federal income tax purposes

Unit Majority

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Revised Uniform Limited Partnership Act, or Delaware Act, and that he otherwise acts in conformity with the provisions of our partnership agreement, his liability under the Delaware Act will be limited, subject to some possible exceptions, generally to the amount of capital he is obligated to contribute to us in respect of his units plus his share of any undistributed profits and assets. But if it were determined that the right, or exercise of the right, by the limited partners as a group to remove or replace our general partner, to approve some amendments to our partnership agreement or to take other action under our partnership agreement, constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under Delaware law, to the same extent as our general partner. This liability would extend to persons who transact business with us who reasonably believe that the limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, an assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except that the assignee is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from our partnership agreement.

Limitations on the liability of limited partners for the obligations of a limited partner have not been clearly established in many jurisdictions. If, by virtue of our interests in the operating partnerships or otherwise, it were determined that we were conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace our general partner, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted “participation in the control” of our business for

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purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Issuance of Additional Securities

Our partnership agreement authorizes us to issue an unlimited number of additional units and other partnership securities and rights to buy partnership securities for the consideration and on the terms and conditions established by our general partner in its sole discretion without the approval of any unitholders. The holders of units do not have preemptive rights to acquire additional units or other partnership securities. In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership securities that, in the sole discretion of our general partner, may have special voting rights to which units are not entitled. In addition, our partnership agreement does not prohibit the issuance by our subsidiaries of equity securities that may effectively rank senior to our units.

It is possible that we will fund acquisitions through the issuance of additional units or other equity securities. Holders of any additional units we issue will be entitled to share equally with the then-existing holders of units in our distributions of available cash. In addition, the issuance of units or other equity securities may dilute the value of the interests of the then-existing holders of units in our net assets.

Upon issuance of additional partnership securities, our general partner maintains its 2% general partner interest in us without having to make additional capital contributions.

Amendment of Our Partnership Agreement

General. Amendments to our partnership agreement may be proposed solely by our general partner. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a Unit Majority.

Prohibited Amendments. No amendment may be made that would:

•	enlarge the obligations of any limited partner or, without its consent, which may be given or withheld in its sole discretion, of our general partner;
•	modify the compensation payable by us or any subsidiary to our general partner or any of its affiliates;
•	change the term of our partnership or the provision pertaining to dissolution upon expiration of our term;
•	change the provision pertaining to dissolution of our partnership upon an election by our general partner that is approved by at least 66 2/3% of outstanding units;
•	restrict in any way any action by or right of our general partner as set forth in our partnership agreement;
•	give any person the right to dissolve our partnership other than our general partner’s right to dissolve our partnership with the approval of at least 66 2/3% of outstanding units; or
•	modify certain provisions regarding use of the name “TEPPCO” and other names.

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The provision of our partnership agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of not less than 95% of the outstanding units (including units owned by the general partner and its affiliates).

No Unitholder Approval. Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner or assignee to reflect:

•	a change in our name, the location of our principal place of our business, our registered agent or our registered office;
•	the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;
•

a change that our general partner determines in its sole discretion to be reasonable and necessary or appropriate to qualify or continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or that is necessary or advisable in the opinion of our general partner to ensure that we will not be taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

•

an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors or officers from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, whether or not substantially similar to plan asset regulations currently applied or proposed;

•

subject to the terms of our partnership agreement with respect to the issuance of additional partnership securities, an amendment that our general partner determines in its sole discretion to be necessary or appropriate in connection with authorization for issuance of any class or series of units;

•	any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;
•	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement; or
•	any other amendments similar to any of the matters described in the clauses above.

In addition, our general partner may make amendments to our partnership agreement without the approval of any limited partner or assignee if our general partner determines that those amendments:

•	in the sole discretion of our general partner, do not adversely affect the limited partners (or any particular class of limited partners) in any material respect;
•

are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•

are necessary or appropriate to facilitate the trading of units or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the units are or will be listed for trading, compliance with any of which our general partner determines in its sole discretion to be in the best interests of us and our limited partners; or

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•	are required to effect the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

Opinion of Counsel and Unitholder Approval. Our general partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners and will not cause us or any operating partnership to be treated as an entity for federal income tax purposes in connection with any of the amendments described under “—No Unitholder Approval”. No other amendments to our partnership agreement will become effective without the approval of holders of at least 95% of the outstanding units unless we first obtain an opinion of counsel to the effect that (i) such amendment will not cause us or any of the operating partnerships to be taxable as a corporation or otherwise treated as an entity for federal income tax purposes and (ii) the amendment will not affect the limited liability under applicable law of any of our limited partners or of limited partners of the operating partnerships.

In addition to the above restrictions, any amendment that would have a material adverse effect on holders of any class of outstanding units will require approval by holders of not less than 66 2/3% of the units so affected. Any amendment that reduces the voting percentage required to take any action is required to be approved by the affirmative vote of holders whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced.

Merger, Sale or Other Disposition of Assets

A merger or consolidation of us requires the prior consent of our general partner. If our general partner approves an agreement providing for such a merger or consolidation, it shall direct that the merger agreement be submitted to a vote of the limited partners. The merger agreement shall be approved upon receiving the affirmative vote or consent of the holders of at least a Unit Majority, unless it contains any provision which, if contained in an amendment to our partnership agreement, the provisions of our partnership agreement or the Delaware Act would require the vote or consent of a greater percentage of the units or of any class of units, in which case such greater percentage vote or consent shall be required for approval of the merger agreement.

In addition, our general partner generally may not sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions (including by way of merger, consolidation or other combination with any other person) or approve on our behalf the sale, exchange or other disposition of all or substantially all of our assets or the assets of our operating partnerships, without the approval of at least a Unit Majority; provided, however, that this provision does not preclude or limit our general partner’s ability to mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets or the assets of any subsidiary and does not apply to any forced sale of any or all of our assets or the assets of any subsidiary pursuant to the foreclosure of, or other realization upon, any such encumbrance.

In the event of the enactment or publication of legislation or Treasury regulations or a ruling by the Internal Revenue Service or the courts that would result in our taxation for federal income tax purposes as a corporation or otherwise subject us to being taxed as an entity for federal income tax purposes, upon the recommendation of our general partner and the approval of a Unit Majority, we may be converted into and reconstituted as a trust or any other type of legal entity in the manner and on other terms so recommended and approved. No such transaction may take place unless we receive an opinion of counsel to the effect that the liability of our limited partners for the debts and obligations of the new entity will not, unless such limited partners take part in the control of the business of the new entity, exceed that which otherwise had been applicable to such limited partners as limited partners of the partnership under the Delaware Act.

The unitholders are not entitled to dissenters’ rights of appraisal under our partnership agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets or any other transaction or event.

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Termination and Dissolution

We will continue as a limited partnership until terminated under our partnership agreement. We will dissolve, and our affairs wound up, upon:

•	the expiration of our term as provided in our partnership agreement;
•

withdrawal or removal of our general partner pursuant to our partnership agreement, unless a successor is named as provided in our partnership agreement and the continuation of the business of the partnership is approved by at least a Unit Majority (please read “—Withdrawal or Removal of our General Partner” for additional information);

•	an election to dissolve the partnership by our general partner that is approved by at least 66 2/3% of the outstanding units;
•	entry of a decree of judicial dissolution of the partnership pursuant to the provisions of the Delaware Act; or
•	the sale of all or substantially all of the assets and properties of the partnership and its subsidiaries, taken as a whole.

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all the powers of our general partner that are necessary or appropriate, liquidate our assets. The proceeds of the liquidation will be applied in the following order of priority, unless otherwise required by mandatory provisions of applicable law:

•

the payment to our creditors, including, without limitation, partners who are creditors, in order of priority provided by law; and the creation of a reserve of cash or other assets for contingent liabilities;

•	to all partners in accordance with the positive balances in their respective capital accounts as provided in “Cash Distribution Policy—Distributions of Cash Upon Liquidation.”

Subject to some limitations, the liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to our partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of our General Partner

Our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days written notice, and that withdrawal will not constitute a violation of our partnership agreement. Our partnership agreement also allows our general partner in some instances to transfer all of its general partner interest in us without the approval of unitholders. See “—Transfer of General Partner Interest.”

Upon withdrawal of our general partner, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a Unit Majority may elect a successor general partner. If a successor is not elected, or we do not receive an opinion of counsel regarding limited liability and tax matters, we will be dissolved. Please read “—Termination and Dissolution.”

Our general partner may be removed if such removal is approved by at least 66 2/3% of the outstanding units, including units held by our general partner and its affiliates, and such action for removal also provides for the

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election of a successor general partner by a Unit Majority. This right of removal may not be exercised unless we receive an opinion of counsel regarding limited liability and tax matters.

In the event of (a) withdrawal of our general partner under circumstances where such withdrawal does not violate our partnership agreement or (b) removal of our general partner by the limited partners under circumstances where cause does not exist, the departing partner shall, at its option, promptly receive from its successor in exchange for its general partner interest an amount in cash equal to the fair market value of such general partner interest, such amount to be determined and payable as of the effective date of its departure or, if there is not agreement as to the fair market value of such partnership interest at the effective date of departure, within 10 days after the fair market value is determined pursuant to our partnership agreement. If our general partner is removed by the limited partners under circumstances where cause exists or if our general partner withdraws under circumstances where such withdrawal violates our partnership agreement or the partnership agreements of the operating partnerships, its successor shall have the option described in the immediately preceding sentence, and the departing partner shall not have such option. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner shall become a limited partner and its general partner interest will be converted into units pursuant to a valuation made by an investment banking firm or other independent expert. Any successor general partner shall indemnify the departing partner as to all debts and liabilities of the partnership arising on or after the date on which the departing partner becomes a limited partner.

In addition, the departing general partner is entitled to receive all reimbursements due such departing partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit or the benefit of any of our subsidiaries.

Transfer of General Partner Interest

Our general partner may transfer all, but not less than all, of its general partner interest to a single transferee if, but only if:

•	such transfer has been approved by the holders of a majority of the outstanding units (excluding units held by our general partner and its affiliates);
•	the transferee agrees to assume the rights and duties of our general partner and be bound by the provisions of our partnership agreement; and
•	we receive an opinion of counsel as to limited liability and tax matters.

However, our general partner may, without unitholder approval, transfer all, but not less than all, of its general partner interest in us to:

•	an affiliate of the general partner; or
•

another entity as part of the merger or consolidation of the general partner with or into another entity or the transfer by the general partner of all or substantially all of its assets to another entity,

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if:

•	the transferee agrees to assume the rights and duties of our general partner and be bound by the provisions of our partnership agreement, and
•	we receive an opinion of counsel as to limited liability and tax matters.

Our general partner and its affiliates may at any time transfer units to one or more persons without unitholder approval.

Transfer of Ownership Interests in our General Partner

Our partnership agreement does not prohibit or require unitholder approval for any transfer by the owner or owners of our general partner of all or part of their ownership interests in our general partner.

Limited Call Right

If at any time less than 15% of our issued and outstanding limited partner interests are held by persons other than our general partner and its affiliates, our general partner will have the right, which it may assign to any of its affiliates or to us and exercisable in its sole discretion, to purchase all, but not less than all, of the outstanding limited partner interests that are held by non-affiliated persons as of a record date to be selected by our general partner on at least 10, but not more than 60, days’ notice. The purchase price in the event of a purchase under these provisions is the greater of (1) the current market price (as defined in our partnership agreement) of the limited partner interests and (2) the highest cash price paid by our general partner or any of its affiliates for any limited partner interest within the 90 days preceding the date our general partner mails notice of its election to purchase the units.

As a result of our general partner’s right to purchase outstanding partnership securities, a holder of partnership securities may have his partnership securities purchased at an undesirable time or price.

Meetings; Voting

Record holders of units on the applicable record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited. Units that are owned by an assignee who is a record holder, but who has not yet been admitted as a limited partner, will be voted by our general partner at the written direction of the assignee. Absent direction of this kind, the units will not be voted, except that, in the case of units held by our general partner on behalf of non-citizen assignees, our general partner will distribute the votes on those units in the same ratios as the votes of limited partners on other units are cast.

Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting an approval in writing setting forth the action so taken is signed by limited partners owning not less than the minimum percentage of the units necessary to authorize or take that action at a meeting at which all limited partners were present and voting. Meetings of the limited partners may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Limited partners may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class for which a meeting has been called represented in person or by proxy will constitute a quorum.

With respect to units that are held for a person’s account by another person (such as a broker, dealer, bank, trust company or clearing corporation, or an agent of any of the foregoing), in whose name such units are registered, such broker, dealer or other agent shall, in exercising the voting rights in respect of such units on any matter, and unless the arrangement between such persons provides otherwise, vote such units in favor of, and at the direction of, the person who is the beneficial owner, and we are entitled to assume it is so acting without further inquiry.

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Non-Citizen Assignees; Redemption

If we are or become subject to federal, state or local laws or regulations that, in the reasonable determination of our general partner, provide for the cancellation or forfeiture of any property in which we have an interest based on the nationality, citizenship or other status of any limited partner or assignee, we may redeem the units held by the limited partner at their current market price. In order to avoid any cancellation or forfeiture, our general partner may require any limited partner to furnish an executed citizenship certification or other information about his nationality, citizenship or status. If a limited partner fails to comply within 30 days after a request for the citizenship certification or other information or our general partner determines after receipt of the information that the limited partner is not an eligible citizen, the limited partner may be treated as a non-citizen assignee. A non-citizen assignee, is entitled to an interest equivalent to that of a limited partner for the right to share in allocations and distributions from us, including liquidating distributions, except that non-citizen assignees are entitled only to receive the cash equivalent of liquidating distributions in kind. Non citizen assignees do not have the right to direct the voting of their units.

Indemnification

Under our partnership agreement, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

•	our general partner;
•	any departing general partner;
•	any person who is or was an affiliate of a general partner or any departing general partner;
•	any person who is or was a director, officer, partner or trustee of any entity set forth in the preceding three bullet points;
•

any person who is or was serving as director, officer, partner or trustee of another person, including the general partner of the operating partnerships, at the request of our general partner or any departing general partner or their affiliate (provided no person shall be indemnified pursuant to this clause by reason of providing trustee, fiduciary or custodial services on a fee-for-services basis); and

•	any person designated by our general partner;

unless there has been a final non-appealable judgment entered by a court of competent jurisdiction determining that the indemnitee acted in bad faith or engaged in fraud, willful misconduct or, in the case of a criminal matter, acted with knowledge that the indemnitee’s conduct was criminal. Our partnership agreement expressly states that the indemnity provisions are intended to apply even if such provisions have the effect of exculpating the indemnitee from legal responsibility for the consequences of such person’s negligence, fault or other conduct. Any indemnification under these provisions will only be out of our assets. Our general partner will not be personally liable for, or have any obligation to contribute or loan funds or assets to us to enable us to effectuate, indemnification.

We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.

Reimbursement of Expenses

Subject to any applicable limitations contained in the amended and restated administrative services agreement to which we, our general partner and certain of its affiliates are parties, our partnership agreement requires us to reimburse our general partner for all direct and indirect expenses it incurs or payments it makes on our

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behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business. These expenses include amounts paid to persons, including EPCO and its affiliates under the amended and restated administrative services agreement, who perform services for us or on our behalf and that portion of our general partner or its affiliates’ expenses necessary or appropriate to the conduct of our business and allocable to us, including expenses allocated to our general partner by its affiliates. Our general partner is entitled to determine in any reasonable manner in its sole discretion the expenses that are allocable to us.

Books and Reports

Our general partner is required to keep appropriate books of our business at our principal offices. The books are to be maintained for financial reporting purposes on an accrual basis. The fiscal year of the partnership is the calendar year.

We will mail or make available to record holders of units, within 120 days after the close of each partnership year, an annual report containing financial statements audited by our independent public accountants. Except for our fourth quarter, we will also mail or make available a report containing unaudited financial statements of the partnership no later than 90 days after the close of each quarter.

Our general partner shall use reasonable efforts to furnish each unitholder with information reasonably required for federal and state tax reporting purposes within 90 days after the close of each taxable year of the partnership. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies us with information.

Right to Inspect Our Books and Records

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable demand and at his own expense, have furnished to him:

•	information regarding the status of our business and financial condition;
•	a copy of our tax returns;
•	a current list of the name and last known address of each partner;
•	copies of our partnership agreement, our certificate of limited partnership and all amendments thereto;
•

information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each partner became a partner; and

•	any other information regarding our affairs as is just and reasonable.

Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information, the disclosure of which our general partner believes in good faith is not in our best interests or that we are required by law or by agreements with third parties to keep confidential.

Registration Rights

Our partnership agreement provides for certain registration rights of our general partner and its affiliates. Our general partner and its affiliates and their transferees have the right to cause us to register under the Securities Act of 1933 and state securities laws the offer and sale of any units or other partnership securities that they hold, if

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certain exceptions under the securities laws are not available to them. We will not be required to effect more than three registrations pursuant to these registration rights. Our Audit, Conflicts and Governance Committee will have the right to postpone any such registration for up to six months if it determines that the requested registration would be materially detrimental to us because it would materially interfere with a significant acquisition, reorganization or other similar transaction, require premature disclosure of material information or render us unable to comply with requirements under applicable securities laws. Additionally, if we propose to file a registration statement for an offering of equity securities of the partnership for cash (other than relating solely to an employee benefit plan), our partnership agreement requires us to use all reasonable efforts to include such number or amount of securities held by our general partner and its affiliates in such registration statement as they may request. Our general partner and any of its affiliates will continue to have these registration rights for two years following withdrawal or removal of our general partner. We will bear all costs and expenses incidental to any registration, excluding any underwriting discounts and commissions.

MATERIAL TAX CONSEQUENCES

This section is a summary of the material tax considerations that may be relevant to prospective unitholders who are individual citizens or residents of the United States and is based upon current provisions of the Internal Revenue Code, existing and proposed regulations and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references to our principal operating partnerships are to TE Products Pipeline Company, Limited Partnership, TCTM, L.P. and TEPPCO Midstream Companies, L.P.

The following discussion does not comment on all federal income tax matters affecting us or the unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts (IRAs), real estate investment trusts (REITs) or mutual funds. Accordingly, we urge each prospective unitholder to consult, and depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to him of the ownership or disposition of units.

No ruling has been requested from the IRS regarding any matter affecting us or prospective unitholders. Accordingly, the statements made here may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the units and the prices at which units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to our unitholders and our general partner and thus will be borne indirectly by our unitholders and our general partner. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

Partnership Status

A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable unless the amount of cash distributed is in excess of the partner’s adjusted basis in his partnership interest.

In order to be taxed as partnerships for federal income tax purposes, we and our principal operating partnerships must be classified as partnerships under Treasury regulations issued pursuant to Section 7701 of the Internal Revenue Code and must not be reclassified as corporations pursuant to Section 7704 of the Internal Revenue Code.

The Treasury regulations under Section 7701 of the Internal Revenue Code that govern the classification of entities such as us and our principal operating subsidiaries as partnerships or corporations for federal income tax

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purposes were significantly revised effective January 1, 1997. Pursuant to these revised regulations, known as “check the box” regulations, entities organized as limited partnerships under the domestic partnership statutes are generally treated as partnerships for federal income tax purposes unless they elect to be treated as corporations. Domestic limited partnerships in existence prior to 1997 and who claimed partnership classification under the Treasury regulations in effect prior to 1997 are classified as partnerships for federal income tax purposes under the “check the box” regulations after 1996 unless they elect to be treated as corporations.

Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the transportation, storage and processing of crude oil, natural gas and products thereof. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that significantly less than 10% of our current income is not qualifying income; however, this estimate could change from time to time.

No ruling has been or will be sought from the IRS and the IRS has made no determination as to our classification as a partnership for federal income tax purposes or whether our operations generate “qualifying income” under Section 7704 of the Internal Revenue Code. We believe that we and our principal operating partnerships are properly classified as partnerships for federal income tax purposes because, among other things:

(a)

We and each of our principal operating partnerships that was in existence prior to 1997 have at all times been organized as limited partnerships under domestic law and have each filed all federal tax returns claiming partnership classification for federal tax purposes;

(b)	Neither we nor any of our principal operating partnerships have elected or will elect under the “check the box” regulations to be treated as a corporation; and
(c)	For each taxable year, we believe (or expect) that more than 90% of our gross income has been (or will be) “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

If we were taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to the unitholders, and our net earnings would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in his units, or taxable gain, after the unitholder’s tax basis in his units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.

The discussion below is based on our assumption that we will be classified as a partnership for federal income tax purposes.

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Limited Partner Status

Unitholders who have become limited partners of the partnership will be treated as partners of the partnership for federal income tax purposes. Also:

(a)	assignees who are awaiting admission as limited partners; and
(b)

unitholders whose units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their units will be treated as partners of the partnership for federal income tax purposes.

A beneficial owner of units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read “—Tax Consequences of Unit Ownership—Treatment of Short Sales.”

Income, gain, deductions or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore be fully taxable as ordinary income. These holders are urged to consult their own tax advisors with respect to their status as partners in the partnership for federal income tax purposes.

Tax Consequences of Unit Ownership

Flow-through of Taxable Income. We will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether corresponding cash distributions are received by him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year or years ending with or within his taxable year. Please read “—Tax Treatment of Operations—Taxable Year and Accounting Method.”

Treatment of Distributions. Distributions by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes to the extent of his tax basis in his units immediately before the distribution. Our cash distributions in excess of a unitholder’s tax basis generally will be considered to be gain from the sale or exchange of the units, taxable in accordance with the rules described under “—Disposition of Units” below. Any reduction in a unitholder’s share of our liabilities for which no partner, including our general partner, bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution of cash to that unitholder. To the extent our distributions cause a unitholder’s “at risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read “—Limitations on Deductibility of Losses.”

A decrease in a unitholder’s percentage interest in us because of our issuance of additional units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his units, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture, and/or substantially appreciated “inventory items,” both as defined in the Internal Revenue Code, and collectively, “Section 751 Assets.” To that extent, he will be treated as having been distributed his proportionate share of the Section 751 Assets and having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income, which will equal the excess of (a) the non-pro rata portion of that distribution over (b) the unitholder’s tax basis for the share of Section 751 Assets deemed relinquished in the exchange.

Basis of Units. A unitholder’s initial tax basis for his units will be the amount he paid for the units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by the unitholder’s share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of

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our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have no share of our debt that is recourse to our general partner, but will have a share, generally based on his share of profits, of our nonrecourse liabilities. Please read “—Disposition of Units—Recognition of Gain or Loss.”

Limitations on Deductibility of Losses. The deduction by a unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder or a corporate unitholder, if more than 50% of the value of the corporate unitholder’s stock is owned directly or indirectly by five or fewer individuals or some tax-exempt organizations, to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that is less than his tax basis. A unitholder must recapture losses deducted in previous years to the extent that distributions cause his at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that his tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain previously suspended by the at risk or basis limitations is no longer utilizable.

In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder’s at risk amount will increase or decrease as the tax basis of the unitholder’s units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.

The passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally corporate or partnership activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or investments in other publicly traded partnerships, or salary or active business income. Passive losses that are not deductible because they exceed a unitholder’s share of income we generate may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at risk rules and the basis limitation.

A unitholder’s share of our net earnings may be offset by any suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships.

Limitations on Interest Deductions. The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;
•	our interest expense attributed to portfolio income; and
•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally

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does not include gains attributable to the disposition of property held for investment. The IRS has indicated that net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders. In addition, the unitholder’s share of our portfolio income will be treated as investment income.

Entity-Level Collections. If we are required or elect under applicable law to pay any federal, state, local or foreign income tax on behalf of any unitholder or our general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the partner on whose behalf the payment was made. We are authorized to amend the partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under the partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual partner in which event the partner would be required to file a claim in order to obtain a credit or refund.

Allocation of Income, Gain, Loss and Deduction. The allocation of our items of income, gain, loss and deduction among our partners under our partnership agreement depends upon a number of factors, including the extent of our net income and net losses in prior years. Based upon the results of our prior operations, we currently expect that our items of income, gain, loss and deduction generally will be allocated as follows:

•	between our general partner and the unitholders in proportion to the cash distributions they receive from us, if we have a net profit for the taxable year; and
•	between our general partner and the unitholders in proportion to their prior allocations of net income, beginning with 1990, our initial taxable year, if we have a net loss for the taxable year.

For tax purposes, we generally are required to adjust the “book” basis of all assets held by us and our subsidiary partnerships, referred to below as “Adjusted Property,” to their fair market values each time we issue additional units. We are further required to adjust this book basis for each asset in proportion to tax depreciation or amortization we later claim with respect to the asset. Section 704(c) principles set forth in Treasury regulations require that subsequent allocations of depreciation, gain, loss and similar items with respect to the asset take into account, among other things, the difference between the “book” and tax basis of the asset. In this context, we use the term “book” as that term is used in Treasury regulations relating to partnership allocations for tax purposes. The “book” value of our property for this purpose may not be the same as the book value of our property for financial reporting purposes.

For example, if one or more items of our Adjusted Property at the time we issue additional units is depreciable property with a “book” basis in excess of its tax basis, Section 704(c) principles generally will require that depreciation with respect to each such property be allocated disproportionately to purchasers of the newly issued units and away from our general partner and our other unitholders. To the extent these disproportionate allocations do not produce a result to holders of units similar to that which would be the case if all of our assets had a tax basis “stepped up” to their “book” basis on the date the new units are issued, purchasers of the newly issued units will be allocated the additional tax deductions needed to produce that result as to any asset with respect to which we elect the “remedial method” of taking into account differences between the “book” and tax bases of the asset (the “book-tax difference”).

In addition, items of recapture income will be allocated to the extent possible to the partner who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by unitholders that did not receive the benefit of such deduction. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner to eliminate the negative balance as quickly as possible.

An allocation of items of our income, gain, loss or deduction, other than an allocation required under Section 704(c) principles, will generally be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any

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other case, a partner’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including:

•	his relative contributions to us;
•	the interests of all the partners in profits and losses;
•	the interest of all the partners in cash flow; and
•	the rights of all the partners to distributions of capital upon liquidation.

We believe that allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction, with the possible exception of the issues described in “—Tax Consequences of Unit Ownership—Section 754 Election,” “—Uniformity of Units” and “—Disposition of Units—Allocations Between Transferors and Transferees” and immediately below.

At the time we acquired our initial assets in 1990, applicable Treasury regulations limited the amount of any item of income, gain, loss or deduction allocated to partners under Section 704(c) principles to minimize or eliminate book-tax differences for a taxable period to the amounts of such items actually recognized by the partnership during the taxable period (the “ceiling limitation”). Under Treasury regulations that authorized remedial allocations to eliminate book-tax differences, the ceiling limitation does not apply to assets received by the partnership or to restatements of the “book” basis of assets after December 21, 1993. However, the ceiling rule continues to apply to certain allocations with respect to a portion of our initial assets. To the extent the ceiling rule applies, our partnership agreement authorizes us to allocate certain items of income and deduction in a manner intended to eliminate (or “cure”) the impact of the ceiling limitation. The IRS may question the validity of these “curative” allocations because they are not expressly authorized by Treasury regulations and because they are not reflected in the capital accounts of our unitholders and therefore do not have substantial economic effect. We believe the amount of these curative allocations is immaterial.

Treatment of Short Sales. A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be a partner for those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;
•	any cash distributions received by the unitholder as to those units would be fully taxable; and all of these distributions would appear to be ordinary income.

The proper treatment of a unitholder where units are loaned to a short seller to cover a short sale of units is not clear; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing their units. The IRS has announced that it is actively studying issues relating to the tax treatment of short sales of partnership interests. Please also read “—Disposition of Units—Recognition of Gain or Loss.”

Alternative Minimum Tax. Each unitholder will be required to take into account his distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.

Tax Rates. In general, the highest United States federal income tax rate for individuals is currently 35.0% and the maximum United States federal income tax rate for net capital gains of an individual is currently 15.0% if the asset disposed of was held for more than 12 months at the time of disposition.

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Section 754 Election. We and our operating subsidiaries have made the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. The election generally permits us to adjust a unit purchaser’s tax basis in our assets (“inside basis”) under Section 743(b) of the Internal Revenue Code to reflect his purchase price. This election does not apply to a person who purchases units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, a unitholder’s inside basis in our assets will be considered to have two components: (1) his share of our tax basis in our assets (“common basis”) and (2) his Section 743(b) adjustment to that basis.

The timing of deductions attributable to Section 743(b) adjustments to our common basis will depend upon a number of factors, including the nature of the assets to which the adjustment is allocable, the extent to which the adjustment offsets any Section 704(c)-type gain or loss with respect to an asset (including “curative” allocations that we make as to assets acquired, or whose book basis was adjusted, prior to December 21, 1993) and certain elections we make as to the manner in which we will apply Section 704(c) principles with respect to an asset to which the adjustment is applicable. Please read “—Allocation of Income, Gain, Loss and Deduction.” The timing of these deductions may affect the uniformity of our units. Please read “—Uniformity of Units.”

A Section 754 election is advantageous if the transferee’s tax basis in his units is higher than the units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation and depletion deductions and his share of any gain or loss on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his units is lower than those units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally either nonamortizable or amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

Taxable Year and Accounting Method. We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year different from our taxable year and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than one year of our income, gain, loss and deduction. Please read “—Disposition of Units—Allocations Between Transferors and Transferees.”

Initial Tax Basis, Depreciation and Amortization. The tax basis of our assets is used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of those assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to the time we issue additional units will be borne by our general partner and the holders of units immediately prior to the issuance of the additional units. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction.”

To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets are placed in service. Part or all of the goodwill,

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going concern value and other intangible assets held by us at the time we issue additional units may not produce any amortization deductions, either because of the application of the “anti-churning” restrictions of Section 197 or because our general partner determines not to adopt the remedial method of allocation with respect to any difference between the tax basis and the fair market value of such property immediately prior to such issuance of additional units. Please read “—Uniformity of Units.”

If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction” and “—Disposition of Units—Recognition of Gain or Loss.”

The costs incurred in selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. The underwriting discounts and commissions we incur will be treated as syndication expenses.

Valuation and Tax Basis of Our Properties. The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Units

Recognition of Gain or Loss. Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder’s tax basis for the units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received by him plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Prior distributions from us in excess of cumulative net taxable income for a unit that decreased a unitholder’s tax basis in that unit will, in effect, become taxable income if the unit is sold at a price greater than the unitholder’s tax basis in that unit, even if the price received is less than his original cost.

Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in units, on the sale or exchange of a unit held for more than one year will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held more than 12 months will generally be taxed at a maximum rate of 15%. However, a portion of this gain or loss will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to “unrealized receivables” or to “inventory items” we own. The term “unrealized receivables” includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Net capital losses may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gains in the case of corporations.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify units transferred with an ascertainable holding period to elect to use the actual

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holding period of the units transferred. Thus, according to the ruling, a unitholder will be unable to select high or low basis units to sell as would be the case with corporate stock, but, according to the regulations, may designate specific units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of units transferred must consistently use that identification method for all subsequent sales or exchanges of units. A unitholder considering the purchase of additional units or a sale of units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the regulations.

Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;
•	an offsetting notional principal contract; or
•	a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees. In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month, which we refer to in this prospectus as the “Allocation Date.” However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

The use of this method may not be permitted under existing Treasury Regulations. Accordingly, the IRS may challenge the validity of this method of allocating income and deductions between unitholders. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between unitholders, as well as unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

Transfer Notification Requirements. A unitholder who sells any of his units, other than through a broker, generally is required to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A unitholder who acquires units generally is required to notify us in writing of that acquisition within 30 days after the purchase, unless a broker or nominee will satisfy such requirement. We are required to notify the IRS of any such transfers of units and to furnish specified information to the transferor and transferee. Failure to notify us of a transfer of units may, in some cases, lead to the imposition of penalties.

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Constructive Termination. We will be considered to have been terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year different from our taxable year, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in his taxable income for the year of termination. Please read “—Tax Treatment of Operations—Taxable Year and Accounting Method.” We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

Uniformity of Units

Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. Any non-uniformity could have a negative impact on the value of the units. The timing of deductions attributable to Section 743(b) adjustments to the common basis of our assets with respect to persons purchasing outstanding units may affect the uniformity of our units. Please read “—Tax Consequences of Unit Ownership—Section 754 Election.” For example,

•

we have not elected the remedial allocation method under Section 704(c) principles with respect to our goodwill on certain prior occasions upon which we adjusted the “book” basis of our assets to their fair market values (please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction”);

•

the remedial allocation method under Section 704(c) principles is not fully applicable to assets we acquired prior to December 21, 1993 and as to which we are making “curative” allocations (please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction”); and

•

it is possible that we own, or will acquire, certain assets that are not subject to the typical rules governing depreciation (under Section 168 of the Internal Revenue Code) or amortization (under Section 197 of the Internal Revenue Code) of assets.

Any or all of these factors could cause the timing of a purchaser’s deductions to differ, depending on when the unit he purchased was originally issued.

Our partnership agreement permits our general partner to take positions in filing our tax returns that preserve the uniformity of our units even under circumstances like those described above. These positions may include reducing for some unitholders the depreciation, amortization or loss deductions to which they would otherwise be entitled or reporting a slower amortization of Section 743(b) adjustments for some unitholders than that to which they would otherwise be entitled. A unitholder’s basis in units is reduced by his or her share of our deductions (whether or not such deductions were claimed on an individual income tax return) so that any position that we take that understates deductions will overstate the unitholder’s basis in his or her units, which may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “—Disposition of Units—Recognition of Gain or Loss.” The IRS may challenge one or more of any positions we take to preserve the uniformity of units. If such a challenge were sustained, the uniformity of units might be affected, and, under some circumstances, the gain from the sale of units might be increased without the benefit of additional deductions.

Tax-Exempt Organizations and Other Investors

Ownership of units by employee benefit plans, other tax-exempt organizations, nonresident aliens, foreign corporations and other foreign persons raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them.

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Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to it.

Nonresident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of the ownership of units. As a consequence, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net earnings or gain. Moreover, under rules applicable to publicly traded partnerships, we will withhold at the highest applicable effective tax rate from cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

In addition, because a foreign corporation that owns units will be treated as engaged in a United States trade or business, that corporation may be subject to the United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation’s “U.S. net equity,” which is effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

Under a ruling of the IRS, a foreign unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized on the sale or disposition of that unit to the extent that this gain is effectively connected with a United States trade or business of the foreign unitholder. Apart from the ruling, a foreign unitholder will not be taxed or subject to withholding upon the sale or disposition of a unit if he has owned less than 5% in value of the units during the five-year period ending on the date of the disposition and if the units are regularly traded on an established securities market at the time of the sale or disposition.

Administrative Matters

Information Returns and Audit Procedures. We intend to furnish to each unitholder, within 90 days after the close of each taxable year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine his share of income, gain, loss and deduction. We cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. We cannot assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of his return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction is determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. The partnership agreement names Texas Eastern Products Pipeline Company, LLC, as our Tax Matters Partner.

The Tax Matters Partner will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to

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the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting. Persons who hold an interest in us as a nominee for another person are required to furnish to us:

(a)	the name, address and taxpayer identification number of the beneficial owner and the nominee;
(b)	whether the beneficial owner is:
1.	a person that is not a United States person;
2.	a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or
3.	a tax-exempt entity;
(c)	the amount and description of units held, acquired or transferred for the beneficial owner; and
(d)	specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Accuracy-related Penalties. An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000. The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

(a)	for which there is, or was, “substantial authority”; or
(b)	as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

More stringent rules apply to “tax shelters,” as that term is defined for purposes of the penalty provisions, but we believe we are not a tax shelter under that definition. If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists, we must disclose the pertinent facts on our return. In addition, we will make a

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reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns to avoid liability for this penalty.

A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 200% or more of the amount determined to be the correct amount of the valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.

Reportable Transactions. If we were to engage in a “reportable transaction,” we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses in excess of $2 million. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly your tax return) would be audited by the IRS. Please read “—Information Returns and Audit Procedures” above.

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you may be subject to the following provisions of the American Jobs Creation Act of 2004:

•	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “—Accuracy-related Penalties”;
•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability; and
•	in the case of a listed transaction, an extended statute of limitations.

We do not expect to engage in any “reportable transactions.”

Registration as a Tax Shelter. We registered as a “tax shelter” under the law in effect at the time of our initial public offering and were assigned tax shelter registration number 90036000017. Issuance of a tax shelter registration number to us does not indicate that investment in us or the claimed tax benefits have been reviewed, examined or approved by the IRS. The term “tax shelter” has a different meaning for this purpose than under the penalty rules described above at “—Accuracy-related Penalties.”

The American Jobs Creation Act of 2004 repealed the tax shelter registration rules and replaced them with the reporting regime described above at “—Reportable Transactions.” However, IRS Form 8271 nevertheless appears to require a unitholder to report our tax shelter registration number on the unitholder’s tax return for any year in which the unitholder holds our units. The IRS also appears to take the position that a unitholder who sells or transfers our units must provide our tax shelter registration number to the transferee. Unitholders are urged to consult their tax advisors regarding the application of the tax shelter registration rules.

State, Local, Foreign and Other Tax Considerations

In addition to federal income taxes, you likely will be subject to other taxes, such as state, local and foreign income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which you are a resident. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider his potential impact on his investment in us. We currently own property or do business in a substantial number of states, virtually all of which impose a personal income tax and many impose an income tax on corporations and other entities. We may also own property or do business in other jurisdictions in the future. Although you may not be required to file a return and pay taxes in some jurisdictions because your income from that jurisdiction falls below the filing and payment requirement, you will be required to file income tax returns and to pay income taxes in many of these jurisdictions in

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which we do business or own property and may be subject to penalties for failure to comply with those requirements. In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. Some of the jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld will be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read “—Tax Consequences of Unit Ownership—Entity-Level Collections.” Based on current law and our estimate of our future operations, our general partner anticipates that any amounts required to be withheld will not be material.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of his investment in us. Accordingly, each prospective unitholder is urged to consult, and depend upon, his tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and foreign, as well as United States federal tax returns, that may be required of him.

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Item 2. Exhibits.

The following exhibits are filed as part of this Registration Statement on Form 8-A/A:

Exhibit Number	Description of Exhibit

1	Certificate of Limited Partnership of the Registrant (Filed as Exhibit 3.2 to the Registration Statement of Registrant (Commission File No. 33-32203) and incorporated herein by reference).

2

Fourth Amended and Restated Agreement of Limited Partnership of the Registrant dated December 8, 2006 (Filed as Exhibit 3 to the Current Report on Form 8-K of Registrant (Commission File No. 1-10403) on December 13, 2006 and incorporated herein by reference).

3	Form of Certificate representing Limited Partner Unit (Filed as Exhibit 4.1 to Registration Statement of Registrant (Commission File No. 33-32203) and incorporated herein by reference).

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SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

TEPPCO Partners, L.P.

By:	Texas Eastern Products Pipeline Company, LLC
Its general partner

By: /s/ WILLIAM G. MANIAS
Name: William G. Manias
Title:	Vice President and Chief Financial Officer

Date: March 30, 2007

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